UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment    )*

RMR REAL ESTATE INCOME FUND

(Name of Issuer)

Common Shares of Beneficial Interest, $0.001 par value

(Title of Class of Securities)

74964K609

(CUSIP Number)

Karen Jacoppo-Wood

c/o RMR Advisors, Inc.

400 Centre Street

Newton, Massachusetts 02458

(617) 332-9530

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Louis A. Goodman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

(617) 573-4800

March 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Barry M. Portnoy

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power (See Item 5) 132,820

	8.	Shared Voting Power (See Item 5) 7,049.9

	9.	Sole Dispositive Power (See Item 5) 132,820

	10.	Shared Dispositive Power (See Item 5) 7,049.9

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 139,869.9

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Item 5) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.89%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common shares of beneficial interest, par value $0.001 per share (the "Shares"), of RMR Real Estate Income Fund ("RIF"), a Delaware statutory trust registered as a closed end management investment company under the Investment Company Act of 1940, as amended, (the "1940 Act") with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.	Identity and Background.
(a) The Reporting Person is Barry M. Portnoy.

(b) The business address of Mr. Portnoy is 400 Centre Street, Newton, Massachusetts 02458.

(c)  Mr. Portnoy is a Managing Trustee of RIF, as well as Director, Vice President and Owner of RMR Advisors, Inc., RIF's investment adviser.  Mr. Portnoy is also Chairman of Reit Management & Research LLC, which is a company that provides management services to REITs, a Managing Trustee of RMR Asia Pacific Real Estate Fund, a closed end management investment company registered under the 1940 Act, a Managing Trustee of Government Properties Income Trust, Senior Housing Properties Trust, HRPT Properties Trust, and Hospitality Properties Trust, each of which is a publicly traded REIT, a Managing Director of Five Star Quality Care, Inc., which leases, owns and manages senior living communities, institutional pharmacies and rehabilitation hospitals, a Managing Director of TravelCenters of America LLC, which is a holding company through which its wholly owned subsidiaries own, operate and franchise travel centers along the North American highway system to serve trucks and motorists, and a Director of Affiliates Insurance Company. The business address for all entities described above is c/o Reit Management & Research LLC, 400 Centre Street, Newton, Massachusetts 02458.

(d) Mr. Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  During the last five years, Mr. Portnoy was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Portnoy is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

RIF commenced operations in June 2009 in connection with the mergers of five predecessor closed end management investment companies with RIF (the "Predecessor Companies").  Prior to the consummation of these mergers, Mr. Portnoy owned shares of the Predecessor Companies.  In connection with the mergers of the Predecessor Companies with RIF, Mr. Portnoy acquired 93,811 RIF Shares.  Additionally, 7,049.9 Shares are beneficially owned by Mr. Portnoy indirectly as a result of his 55% ownership of RMR Advisors, Inc., which directly owns those Shares.

On February 26, 2010, Mr. Portnoy established a Rule 10b5-1 trading plan (the "Plan") pursuant to which his broker agreed to purchase up to $1,000,000 of RIF Shares for Mr. Portnoy's account in accordance with a pre-determined formula over which Mr. Portnoy agreed, pursuant to the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, not to exercise any subsequent influence or control.  Mr. Portnoy has funded this brokerage account with his personal funds.  On March 17, 2010, 752 Shares were purchased for Mr. Portnoy's account pursuant to the Plan.  On March 18, 2010, 6,019 Shares were purchased for Mr. Portnoy's account pursuant to the Plan.  On March 19, 2010, 10,000 Shares were purchased for Mr. Portnoy's account pursuant to the Plan.  On March 22, 2010, 5,000 Shares were purchased for Mr. Portnoy's account pursuant to the Plan.  On March 23, 2010, 438 Shares were purchased for Mr. Portnoy's account pursuant to the Plan.  On March 24, 2010, 5,000 Shares were purchased for Mr. Portnoy's account pursuant to the Plan.  On March 25, 2010, 5,000 Shares were purchased for Mr. Portnoy's account pursuant to the Plan. On March 26, 2010, 6,000 Shares were purchased for Mr. Portnoy's account pursuant to the Plan. On March 29, 2010, 800 Shares were purchased for Mr. Portnoy's account pursuant to the Plan.  The aggregate cost of these Shares was $998,616.80.

Item 4.	Purpose of Transaction.

The transactions which may require the filing of this statement are described in Item 3 above and Item 5 below.  Mr. Portnoy established the Plan in order to further demonstrate to RIF shareholders the alignment of his interests as a Managing Trustee of RIF with such shareholders' interests as investors in RIF.

As of March 29, 2010, Mr. Portnoy's Plan has terminated. Mr. Portnoy may acquire additional Shares, whether pursuant to a subsequently established Rule 10b5-1 trading plan or otherwise.

Other than as described above, Mr. Portnoy, in his capacity as a RIF shareholder, has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of RIF, or the disposition of securities of RIF; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving RIF; (c) a sale or transfer of a material amount of assets of RIF; (d) any change in the present Board of Trustees or management of RIF, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of RIF; (f) any other material change in RIF’s business or corporate structure; (g) changes in RIF’s charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of RIF to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of RIF becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to any of those enumerated above. Depending on various factors, including, without limitation, RIF's financial position and strategic direction, the price levels of Shares, conditions in the securities market and general economic and industry conditions, Mr. Portnoy may in the future, in his capacity as a RIF shareholder, change his intention with respect to any and all matters referred to in subparagraphs (a) – (j) above.

Item 5.	Interest in Securities of the Issuer.
(a) Mr. Portnoy currently holds 139,869.9 Shares, or 5.89% of the issued and outstanding Shares.

(b) Mr. Portnoy has sole power to vote or dispose of his 132,820 Shares and shared power to vote or dispose of 7,049.9 Shares.

(c) On March 17, 2010, 752 Shares were purchased for Mr. Portnoy’s account pursuant to the Plan at a weighted average price per Share of $24.9030.(1)  On March 18, 2010, 6,019 Shares were purchased for Mr. Portnoy’s account pursuant to the Plan at a weighted average price per Share of $25.1999.(2)  On March 19, 2010, 10,000 Shares were purchased for Mr. Portnoy’s account pursuant to the Plan at a weighted average price per Share of $25.2963.(3)  On March 22, 2010, 5,000 Shares were purchased for Mr. Portnoy’s account pursuant to the Plan at a weighted average price per Share of $25.3491.(4)  On March 23, 2010, 438 Shares were purchased for Mr. Portnoy’s account pursuant to the Plan at a price per Share of $25.43.  On March 24, 2010, 5,000 Shares were purchased for Mr. Portnoy’s account pursuant to the Plan at a price per Share of $26.00.  On March 25, 2010, 5,000 Shares were purchased for Mr. Portnoy’s account pursuant to the Plan at a weighted average price per Share of $25.9981.(5)  On March 26, 2010, 6,000 Shares were purchased for Mr. Portnoy’s account pursuant to the Plan at a weighted average price per Share of $26.0955.(6)  On March 29, 2010, 800 Shares were purchased for Mr. Portnoy’s account pursuant to the Plan at a price per Share of $26.00.

(d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Plan was established by Mr. Portnoy pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, for the purpose of buying RIF Shares in order to further demonstrate to RIF shareholders the alignment of his interests as a Managing Trustee of RIF with such shareholders' interests as investors in RIF.

Item 7.	Material to be Filed as Exhibits.
None.

(1) The price ranged from $24.877 to $25.000.  The reporting person undertakes to provide upon request by the Securities Exchange Commission full information regarding the number of shares purchased at each separate price for each transaction listed in Item 5(c).

(2) The price ranged from $25.1995 to $25.2000.

(3) The price ranged from $25.2600 to $25.3000.

(4) The price ranged from $25.2775 to $25.3500.

(5) The price ranged from $25.9900 to $26.0000.

(6) The price ranged from $26.0400 to $26.1000.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2010

/s/ Barry M. Portnoy
Barry M. Portnoy